EXHIBIT 12.1

Domino’s Pizza, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Fiscal years ended
(dollars in thousands)	December 30, 2001	December 29, 2002	December 28, 2003	January 2, 2005	January 1, 2006
Income before provision for income taxes	$60,277	$96,173	$62,435	$100,060	$173,251
Fixed charges	79,127	71,878	86,363	74,642	61,846

Earnings as defined	$139,404	$168,051	$148,798	$174,702	$235,097
Fixed charges (1):
Interest expense	$68,380	$60,321	$74,678	$61,068	$48,755
Portion of rental expense representative of interest	10,747	11,557	11,685	13,574	13,091

Total fixed charges	$79,127	$71,878	$86,363	$74,642	$61,846
Ratio of earnings to fixed charges	1.8x	2.3x	1.7x	2.3x	3.8x

(1)	Fixed charges are determined as defined in instructions for Item 503 of Regulation S-K and include interest expense and our estimate of interest included in rental expense (one-third of rent expense under operating leases).